FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 5, 2016, Seanergy Maritime Holdings Corp. (the "Company") entered into a Securities Purchase Agreement with an unaffiliated third party, which is an institutional investor, pursuant to which the Company sold 1,180,000 shares of its common stock (the "Shares") in a registered direct offering (the "Offering"). The closing of the Offering occurred on August 10, 2016.

Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Shares.

The information contained in this report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205301) filed with the U.S. Securities and Exchange Commission with an effective date of August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 10, 2016
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

Exhibit 5.1

Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 10, 2016

Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece

Re:            Seanergy Maritime Holdings Corp.

Ladies and Gentlemen:
We have acted as United States, Marshall Islands and Liberian counsel to Seanergy Maritime Holdings Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company"), and each of its wholly-owned Marshall Islands or Liberian subsidiaries listed on Schedule I hereto (the "Subsidiaries") in connection with (i) the Company's registered direct offering (the "Offering") of 1,180,000 shares of its common stock, par value $0.0001 per share (the "Shares"); (ii) the Securities Purchase Agreement, dated August 5, 2016 (the "Purchase Agreement"), by and between the Company and the purchaser party thereto; and (iii) the preparation of the Company's registration statement on Form F-3 (File No. 333-205301), as amended, which became effective with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the provisions of the Securities Act of 1933, as amended (the "Securities Act") on August 14, 2015 (the "Registration Statement"), a prospectus included therein (the "Base Prospectus"), and a prospectus supplement thereto dated August 5, 2016 (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus").
We have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Purchase Agreement, (ii) the Registration Statement, (iii) the Base Prospectus, (iv) the Prospectus Supplement, and (v) such corporate documents and records of the Company and the Subsidiaries and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.  In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures, and the legal competence or capacity of persons or entities to complete the execution of documents.  As to various questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors of the Company and others.

We have further assumed for the purposes of this opinion, without investigation, that (i) all documents contemplated by the Prospectus to be executed in connection with the Offering have been duly authorized, executed and delivered by each of the parties thereto other than the Company, and (ii) the terms of the Offering comply in all respects with the terms, conditions and restrictions set forth in the Prospectus and all of the instruments, agreements and other documents relating thereto or executed in connection therewith.
Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that under the laws of the Republic of the Marshall Islands, the Shares have been duly authorized and validly issued and are fully paid for and non-assessable.
This opinion is limited to the laws of the Republic of the Marshall Islands as in effect on the date hereof.
We hereby consent to the filing of this opinion as an exhibit to the Company's Form 6-K being furnished to the Commission on the date hereof and incorporated by reference into the Registration Statement, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Securities Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement or Prospectus.
Very truly yours, /s/ Seward & Kissel LLP

Schedule I

Subsidiary	Jurisdiction
Seanergy Management Corp.	Republic of the Marshall Islands
Seanergy Shipmanagement Corp.	Republic of the Marshall Islands
Leader Shipping Co.	Republic of the Marshall Islands
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Sea Genius Shipping Co.	Republic of the Marshall Islands
Guardian Shipping Co.	Republic of the Marshall Islands
Gladiator Shipping Co.	Republic of the Marshall Islands
Premier Marine Co.	Republic of the Marshall Islands
Squire Ocean Navigation Co.	Liberia
Champion Ocean Navigation Co.	Liberia